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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY: DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 333-64936





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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. In addition, Suiza and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE



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JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED
WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, definitive the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn:
Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.



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       The communication filed herewith is a July 12, 2001 press release.

================================================================================

[SUIZA FOODS LOGO]                                             [DEAN FOODS LOGO]

NEWS RELEASE

Contacts:

Suiza Foods:

Cory Olson, Vice President and Treasurer
P.I. Aquino, Assistant Treasurer
(800) 431-9214

Dean Foods:

Barbara Klein, Vice President, Finance and CFO
William Luegers, Vice President and Treasurer
(847) 678-1680

--------------------------------------------------------------------------------

Dean and Suiza File Joint Proxy Statement/Prospectus


         Dallas and Franklin Park, Ill. - July 12, 2001 - Suiza Foods Corporation (NYSE:SZA) and Dean Foods Company (NYSE:DF) announced today that they have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission in connection with their planned merger.

         Completion of the merger requires the approval of the shareholders of both companies. Once finalized, the joint proxy statement/prospectus will be mailed to all shareholders of Suiza and Dean in connection with the solicitation of votes. The document must undergo routine SEC review and comment before it can be finalized.

         Although no date has yet been established for the shareholder meetings that both companies will hold for the purpose of voting on the merger, the companies stated that they expect the merger to be completed during the latter half of 2001.



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About Suiza Foods:

Suiza Foods Corporation, based in Dallas, Texas, is the nation's leading fluid dairy processor and distributor, producing a full line of company-branded and customer-branded products.

About Dean Foods:
Dean Foods is one of the nation's leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean's and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings.

The statements in this press release concerning when the merger will be completed, and when certain intermediate steps may be taken in connection with completion of the merger, are "forward-looking" statements and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this press release. The exact timing of the closing of the transaction, and of the intermediate steps that the companies will take in connection with completion of the merger, will depend on how quickly the companies obtain the necessary approvals for the transaction. Other risks relating to the merger are outlined in the preliminary joint proxy statement/prospectus filed by the companies effective July 12, 2001. All forward-looking statements in this press release speak only as of the date hereof. Suiza Foods and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in their expectations or any changes in the events, condition or circumstances on which any such statement is based.

Other Legal Information:
Dean Foods and Suiza Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. In addition, Dean Foods and Suiza Foods will prepare and file a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus and other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400).

Dean, Suiza and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean and Suiza in favor of the transaction. The directors and executive officers of Dean and their beneficial ownership of Dean common stock as of August, 2000 are set forth in the proxy statement for the 2000 annual meeting of Dean. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock as of March, 2001 are set forth in the proxy statement for the 2001 annual meeting of Suiza. You may obtain the proxy statement of Dean and Suiza free of charge at the SEC's website (http://www.sec.gov). Stockholders of Dean and Suiza may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus.